UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd.

NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Revenues
Passenger ticket revenues	$441,047	$465,881	$1,114,945	$1,217,337
Onboard and other revenues	156,433	165,551	411,867	457,964

Total revenues	597,480	631,432	1,526,812	1,675,301

Cruise operating expenses
Commissions, transportation and other	131,592	124,093	327,313	336,967
Onboard and other	58,083	61,999	142,698	156,071
Payroll and related	106,337	111,608	300,249	327,067
Fuel	41,902	45,372	122,063	132,448
Food	27,011	30,266	72,978	88,807
Ship charter costs	6,610	4,673	19,615	16,310
Other operating	62,210	73,047	186,074	213,912

Total cruise operating expenses	433,745	451,058	1,170,990	1,271,582

Marketing, general and administrative expenses	59,621	67,679	173,760	200,270
Depreciation and amortization expenses	30,991	35,795	86,413	106,998
Impairment loss	—	—	—	2,565

Total operating expenses	524,357	554,532	1,431,163	1,581,415

Operating income	73,123	76,900	95,649	93,886

Non-operating (income) expenses
Interest income	(531)	(363)	(2,759)	(1,123)
Interest expense, net of capitalized interest	34,572	42,933	97,300	124,484
Other (income) expenses, net	(9,919)	42,924	16,007	64,481

Total non-operating expenses	24,122	85,494	110,548	187,842

Net income (loss)	$49,001	$(8,594)	$(14,899)	$(93,956)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
(unaudited, in thousands of dollars, except share data)

	December 31,	September 30,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$63,530	$47,881
Restricted cash	1,226	1,849
Accounts receivable, net	10,244	12,005
Amount due from Parent	5,033	266
Consumable inventories	33,392	40,692
Prepaid expenses and other	24,211	24,278

Total current assets	137,636	126,971

Property and equipment, net	3,816,292	3,824,130
Restricted cash	1,650	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	71,254	66,548

Total assets	$4,629,624	$4,622,123

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$154,638	$159,352
Accounts payable	116,947	73,979
Accrued expenses and other liabilities	181,821	192,879
Advance ticket sales	314,050	345,994

Total current liabilities	767,456	772,204

Long-term debt	2,405,357	2,478,482
Other long-term liabilities	1,744	4,433

Total liabilities	3,174,557	3,255,119

Commitments and contingencies (Note 6)

Shareholder’s equity
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,711,114	1,715,491
Accumulated other comprehensive loss	(1,516)	—
Accumulated deficit	(254,543)	(348,499)

Total shareholder’s equity	1,455,067	1,367,004

Total liabilities and shareholder’s equity	$4,629,624	$4,622,123

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(unaudited, in thousands of dollars)

	Nine months ended
	September 30,
	2006	2007
Cash flows from operating activities
Net loss	$(14,899)	$(93,956)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	86,413	106,998
Impairment loss	—	2,565
Loss on translation of debt	21,338	62,224
Other	689	499
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,704)	(1,761)
Increase in consumable inventories	(898)	(7,300)
(Increase) decrease in prepaid expenses and other assets	(3,044)	9,124
Decrease in accounts payable	(7,114)	(42,968)
Increase in accrued expenses and other liabilities	35,066	17,576
Increase in advance ticket sales	50,049	31,944

Net cash provided by operating activities	165,896	84,945

Cash flows from investing activities
Capital expenditures	(254,991)	(122,090)
Decrease (increase) in restricted cash	46,647	(655)
Proceeds from sale of asset	—	1,440

Net cash used in investing activities	(208,344)	(121,305)

Cash flows from financing activities
Principal repayments on long-term debt	(242,054)	(259,713)
Proceeds from debt	297,435	274,748
Decrease in amount due from Parent	3,360	8,423
Deferred financing costs	(1,080)	(2,747)

Net cash provided by financing activities	57,661	20,711

Net increase (decrease) in cash and cash equivalents	15,213	(15,649)
Cash and cash equivalents at beginning of period	60,416	63,530

Cash and cash equivalents at end of period	$75,629	$47,881

Non-cash investing activity
Capital lease obligations	$8,379	$580

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to Consolidated Financial Statements
(unaudited)

As used in this document, the terms “we,” “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries, which operate under three principal brand names, “Norwegian Cruise Line,” “NCL America” and “Orient Lines.” “Star Cruises” refers to Star Cruises Limited, our Parent company and its subsidiaries. In accordance with cruise vacation industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.
1.	Basis of Presentation

The accompanying consolidated balance sheets as of December 31, 2006 and September 30, 2007, the consolidated statements of operations for the three and nine months ended September 30, 2006 and 2007, and the consolidated statements of cash flows for the nine months ended September 30, 2006 and 2007 are unaudited and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, which are included in our most recently filed Annual Report on Form 20-F.

Certain prior period balances have been reclassified to conform to the current periods’ presentation.

In June 2006, the Emerging Issues Task Force (“EITF”) ratified a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)”. Taxes within the scope of EITF Issue No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. We have adopted EITF Issue No. 06-3 as our policy is to present these taxes on a gross basis. The amounts included on a gross basis are $23.8 million and $25.3 million for the three months ended September 30, 2006 and 2007, respectively, and $63.5 million and $69.8 million for the nine months ended September 30, 2006 and 2007, respectively.

2.	Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of accumulated deficit. The adoption of FIN 48 did not have a material impact on our consolidated financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for our fiscal year beginning in 2008 and interim periods within that year. We are currently assessing the impact of SFAS No. 157, but do not expect the adoption will have a material impact on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. We are currently assessing the impact of SFAS No. 159, but do not expect the adoption will have a material impact on our consolidated financial position and results of operations.

3.	Share-Based Compensation

We recognized total compensation expense in connection with Star Cruises’ Share Option Scheme for the three months ended September 30, 2006 and 2007 of $0.3 million and $0.2 million, respectively, and for the nine months ended September 30, 2006 and 2007 of $1.0 million and $0.7 million, respectively. As of September 30, 2007, we had approximately $2.1 million of total unrecognized compensation expense related to unvested share-based awards. The expense is expected to be recognized over a weighted-average period of 2.6 years.

4.	Foreign Currency

At September 30, 2006 and 2007, we had long-term debt denominated in Euros totaling $379.0 million and $820.2 million, respectively, based on the Euro/U.S. dollar exchange rates at September 30, 2006 and 2007, respectively. For the three months ended September 30, 2006 and 2007, we had a foreign currency translation gain of $2.5 million and foreign currency translation loss of $42.9 million, respectively, and for the nine months ended September 30, 2006 and 2007 a foreign currency translation loss of $24.9 million and $64.5 million, respectively, primarily related to the translation of our Euro-denominated long-term debt to U.S. dollars. These amounts were recorded as a component of other (income) expenses, net in the consolidated statements of operations.

5.	Long-Term Debt

Availability under our senior secured revolving credit facilities at September 30, 2007 was $215.0 million. Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio and restrict our ability to pay dividends. We were in compliance with all covenants as of September 30, 2007.

6.	Commitments and Contingencies
(a)	Capital expenditures

As of September 30, 2007, we had three ships on order for additional capacity of approximately 10,800 berths with anticipated deliveries in the fourth quarter of 2007 and the first and second quarters of 2010. The aggregate cost of the ships under construction and on firm order is approximately $2.9 billion, of which we have paid $0.3 billion based on the Euro/U.S. dollar exchange rate at September 30, 2007. The remaining costs of the ships under construction as of September 30, 2007 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.

As of September 30, 2007, we anticipate that capital expenditures, including the three ships on order, will be approximately $0.6 billion, $0.3 billion, $0.2 billion and $1.8 billion, for the years ending December 31, 2007, 2008, 2009 and 2010, respectively, based on the Euro/U.S. dollar exchange rate at September 30, 2007.

(b)	Material litigation
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The state court’s grant of our motion for summary judgment was reversed in part on appeal and remanded for trial. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign-flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S.-flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(ii)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was subsequently approved by the court. We believe that the ultimate outcome of this matter will not have a material impact on our financial position, results of operations or cash flows.

(iii)	In May 2003, an explosion in the boiler room onboard Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident have been resolved. The incident is currently subject to investigation by regulatory authorities, including the National Transportation Safety Board, and a criminal investigation by the United States Attorney’s Office for the Southern District of Florida through an impaneled grand jury proceeding. We are cooperating with each of these on-going investigations. To date, none of these investigating parties has issued final reports or conclusions concerning the incident.

(iv)	On or about February 3, 2006, we were served with a class action complaint filed in the United States District Court for the Southern District of New York alleging copyright infringement stemming from performances of certain portions of copyrighted music aboard our ships. We have settled this action. The settlement did not have a material impact on our financial position, results of operations or cash flows.

(v)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vi)	On August 24, 2006, we were served with a complaint by the U.S. Equal Employment Opportunity Commission to correct alleged unlawful employment practices on the basis of national origin and religion and to provide relief to seven former employees who were allegedly terminated as a result of same. The seven former employees joined the action as Plaintiff-Intervenors. The case has been set for trial in the United States District Court for the District of Hawaii on February 26, 2008. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At September 30, 2007, we had accrued amounts of approximately $4.5 million for the above pending legal matters.

(c)	Other

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and do not believe that, under current circumstances, a request for indemnification is probable.
7.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive loss until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands of dollars):

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Net income (loss)	$49,001	$(8,594)	$(14,899)	$(93,956)
Change related to cash flow derivative hedges	(2,220)	(1,280)	(1,721)	1,516

Total comprehensive net income (loss)	$46,781	$(9,874)	$(16,620)	$(92,440)

8.	Insurance Arbitration Award

In June 2007, we received an arbitration award in connection with a claim brought against our former insurer. Accordingly, we recorded $3.5 million as income in other operating in our consolidated statements of operations.

9.	Impairment Loss

In July 2007, we finalized the sale of Oceanic, formerly known as Independence. In order to reflect this asset at its net realizable value we recorded an impairment loss of $2.6 million in our consolidated statements of operations for the nine months ended September 30, 2007.

10.	Apollo Management L.P. Transaction

In August 2007, a private equity group, Apollo Management L.P. (“Apollo”) agreed to make a $1.0 billion cash investment (before transaction costs) for the purchase of newly issued shares which will represent 50% of our common stock. As part of Apollo’s investment in us, Apollo and Star have entered into a Subscription Agreement relating to the purchase of shares by Apollo, a Shareholders Agreement providing for governance rights with respect to us following the consummation of Apollo’s investment and a Reimbursement Agreement relating to our U.S.-flagged Hawaii operations and providing for certain future distributions to Star. The completion of this transaction will constitute a change of control under our outstanding $250.0 million in principal amount, 10 5/8% senior notes and after the transaction closes we expect to make a change of control offer at 101% as required under the indenture governing the senior notes. The transaction, which is subject to the satisfaction of customary conditions, including obtaining consents from our lenders, is expected to close in the fourth quarter of 2007.

11.	Subsequent Events

In October 2007, we took delivery of Norwegian Gem. The balance due to the shipbuilding yard was paid on delivery from a drawdown of Euro 312.8 million ($445.2 million based on the Euro/U.S. dollar exchange rate at delivery) under our Euro 624.0 million revolving credit facility and Euro 5.0 million ($7.1 million based on the Euro/U.S. dollar exchange rate at delivery) in cash.

In November 2007, Norwegian Crown which was on charter to us, left the fleet and was delivered to its owner.

NCL Corporation Ltd.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	costs of new initiatives, including those involving our inter-island Hawaii cruise operations;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances or as a result of new information, future events or otherwise on which any such statement was based.
This interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, which are included in our Form 20-F.

Terminology and Non-GAAP Financial Measures
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields represent total revenues per Capacity Day.
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days represent the number of passengers carried for the period, multiplied by the number of days in their respective cruises.
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.
Please see a reconciliation of these measures to items in our consolidated financial statements on page 15.
Overview
Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues and onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.
Passenger ticket revenues primarily consist of payments for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and include payments for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Passenger ticket revenues are generally collected from passengers prior to their departure on the cruise.
Onboard and other revenues consist of revenues primarily from shore excursions, food and beverage sales, gaming, retail sales, and spa services. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.
Our cruise operating expenses are classified as follows:
•	Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•	Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs are incurred in connection with shore excursions, beverage sales, land packages, and sales of travel protection for vacation packages.

•	Payroll and related expenses represent the cost of wages and benefits for shipboard employees.

•	Fuel expenses include fuel costs, the impact of fuel hedges and delivery costs.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers onboard a particular cruise ship.

•	Ship charter costs consist of amounts paid for chartering ships.

•	Other operating expenses consist of costs such as repairs and maintenance (including dry-docking costs), ship insurance and other ship expenses.
We do not allocate payroll and related costs, food costs, or other ship operating costs to passenger ticket costs or to onboard and other cruise costs, since they are incurred to support the total cruise experience.

Summary
The following table presents operating data as a percentage of revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Revenues
Passenger ticket revenues	73.8%	73.8%	73.0%	72.7%
Onboard and other revenues	26.2%	26.2%	27.0%	27.3%

Total revenues	100.0%	100.0%	100.0%	100.0%

Cruise operating expenses
Commissions, transportation and other	22.0%	19.6%	21.4%	20.1%
Onboard and other	9.7%	9.8%	9.3%	9.3%
Payroll and related	17.8%	17.7%	19.7%	19.5%
Fuel	7.0%	7.2%	8.0%	7.9%
Food	4.6%	4.8%	4.8%	5.3%
Ship charter costs	1.1%	0.7%	1.3%	1.0%
Other operating	10.4%	11.6%	12.2%	12.8%

Total cruise operating expenses	72.6%	71.4%	76.7%	75.9%

Marketing, general and administrative expenses	10.0%	10.7%	11.4%	12.0%
Depreciation and amortization expenses	5.2%	5.7%	5.6%	6.4%
Impairment loss	—%	—%	—%	0.1%

Total operating expenses	87.8%	87.8%	93.7%	94.4%

Operating income	12.2%	12.2%	6.3%	5.6%

Non-operating (income) expenses
Interest income	(0.1)%	(0.0)%	(0.2)%	(0.1)%
Interest expense, net of capitalized interest	5.8%	6.8%	6.4%	7.4%
Other (income) expenses, net	(1.7)%	6.8%	1.1%	3.9%

Total non-operating expenses	4.0%	13.6%	7.3%	11.2%

Net income (loss)	8.2%	(1.4)%	(1.0)%	(5.6)%

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Passengers Carried	329,087	355,889	858,196	983,534
Passenger Cruise Days	2,393,121	2,537,664	6,523,458	7,391,272
Capacity Days	2,220,144	2,281,324	6,101,011	6,874,511
Occupancy Percentage	107.8%	111.2%	106.9%	107.5%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Passenger ticket revenues	$441,047	$465,881	$1,114,945	$1,217,337
Onboard and other revenues	156,433	165,551	411,867	457,964

Total revenues	597,480	631,432	1,526,812	1,675,301

Less:
Commissions, transportation and other	131,592	124,093	327,313	336,967
Onboard and other	58,083	61,999	142,698	156,071

Net revenues	$407,805	$445,340	$1,056,801	$1,182,263

Capacity Days	2,220,144	2,281,324	6,101,011	6,874,511
Gross Yields	$269.12	$276.78	$250.26	$243.70
Net Yields	$183.68	$195.21	$173.22	$171.98
     Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Total cruise operating expenses	$433,745	$451,058	$1,170,990	$1,271,582
Marketing, general and administrative expenses	59,621	67,679	173,760	200,270

Gross Cruise Costs	493,366	518,737	1,344,750	1,471,852

Less:
Commissions, transportation and other	131,592	124,093	327,313	336,967
Onboard and other	58,083	61,999	142,698	156,071

Net Cruise Costs	$303,691	$332,645	$874,739	$978,814

Capacity Days	2,220,144	2,281,324	6,101,011	6,874,511
Gross Cruise Costs per Capacity Day	$222.22	$227.38	$220.41	$214.10
Net Cruise Costs per Capacity Day	$136.79	$145.81	$143.38	$142.38

Outlook
Our recent forward booking activity has been positive. Pricing in the Caribbean has stabilized and is improving. In addition, the measures we have taken with respect to our Hawaii operation seem to be having a positive impact. These improvements have contributed to our overall fourth quarter booking levels and ticket prices being up versus levels achieved at the same time last year. As a result, we expect that the change in net yields for the full year 2007 will be positive.
Three months ended September 30, 2006 compared to three months ended September 30, 2007
Revenues
Net revenues increased 9.2% in 2007 compared to 2006 primarily due to a 6.3% increase in Net Yields and a 2.8% increase in Capacity Days. The increase in Net Yields in 2007 was primarily the result of an increase in passenger ticket prices. The increase in Capacity Days was the result of the addition of Norwegian Pearl which entered service in November 2006, partially offset by the return of Norwegian Wind to Star Cruises in April 2007. The increase in passenger ticket prices was primarily due to increased consumer demand. Gross Yields increased 2.8% compared to the three months ended September 30, 2006 primarily due to the same reasons discussed above for Net Yields.
Expenses
Net Cruise Costs increased 9.5% in 2007 compared to 2006 primarily due to a 6.6% increase in Net Cruise Costs per Capacity Day and the 2.8% increase in Capacity Days mentioned above. The increase in Net Cruise Costs per Capacity Day was primarily attributable to higher other operating expenses and marketing, general and administrative expenses. Other operating expenses increased primarily due to the timing of repairs and maintenance expenses. Marketing, general and administrative expenses increased mainly due to additional professional fees incurred primarily in connection with information technology projects. Gross Cruise Costs per Capacity Day increased 2.3%.
Depreciation and amortization expenses increased 15.5% in 2007 compared to 2006. The increase was primarily due to the addition of Norwegian Pearl which entered service in November 2006.
Other Income (Expenses)
Interest expense, net of capitalized interest, increased from $34.6 million in 2006 to $42.9 million in 2007, primarily as a result of an increase in average outstanding borrowings (primarily related to the acquisition of new ships). Other expenses, net decreased from a gain of $9.9 million in 2006 to a loss of $42.9 million in 2007. The decrease was due primarily to foreign currency translation losses of $42.9 million in 2007 compared to foreign currency translation gains of $2.5 million in 2006 primarily due to revaluation of our Euro-denominated debt to U.S. dollars. Also, in 2006 we received $7.3 million in connection with a settlement agreement for claims against the builder of Pride of America for post-delivery costs incurred by us.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2007
Revenues
Net revenues increased 11.9% in 2007 compared to 2006 primarily due to a 12.7% increase in Capacity Days partially offset by a 0.7% decrease in Net Yields. The increase in Capacity Days was the result of the additions of Pride of Hawai’i and Norwegian Pearl which entered service in May 2006 and November 2006, respectively, partially offset by the return of Norwegian Wind to Star Cruises in April 2007. The slight decrease in Net Yields in 2007 was primarily the result of decrease in passenger ticket prices and to a lesser extent, a decrease in onboard revenues. The decrease in passenger ticket prices was primarily due to downward pricing pressure in the first half of the year related to our inter-island cruises in Hawaii. The decrease in onboard revenues was primarily due to lower amounts spent per passenger on art due to transitions in our art concessionaire, partially offset by an increase in amounts spent per passenger on other onboard activities. Gross Yields decreased 2.6% compared to the nine months ended September 30, 2006 primarily due to the same reasons discussed above for Net Yields.
Expenses
Net Cruise Costs increased 11.9% in 2007 compared to 2006 primarily due to the 12.7% increase in Capacity Days mentioned above partially offset by a 0.7% decrease in Net Cruise Costs per Capacity Day. The decrease in Net Cruise Costs per Capacity Day was primarily attributable to lower payroll and related costs, ship charter costs and fuel costs, partially offset by higher other operating expenses. Payroll and related costs in the first nine months of 2006 included start-up costs associated with the introduction of Pride of Hawai’i in May 2006. The absence of start-up costs in 2007 and a decrease in crew turnover in our Hawaii operations resulting in lower recruiting and training costs were the primary drivers for the improvement in payroll and related costs per Capacity Day. Ship charter costs decreased due to the return of Norwegian Wind to Star Cruises in April 2007. Higher other operating expenses, primarily due to increased repairs and maintenance expenses, were partially offset by lower dry-docking expenses associated with the timing of dry-docks and receipt of certain proceeds from an insurance arbitration award. Gross Cruise Costs per Capacity Day decreased 2.9%.
Depreciation and amortization expenses increased 23.8% in 2007 compared to 2006. The increase was primarily due to the additions of Pride of Hawai’i and Norwegian Pearl which entered service in May 2006 and November 2006, respectively.
In July 2007, we finalized the sale of Oceanic, formerly known as Independence. In order to reflect this asset at its net realizable value, we recorded an impairment loss of $2.6 million in our consolidated statements of operations.
Other Income (Expenses)
Interest income decreased from $2.8 million in 2006 to $1.1 million in 2007. The decrease was due to lower average cash balances during 2007 compared to 2006. Interest expense, net of capitalized interest, increased from $97.3 million in 2006 to $124.5 million in 2007, primarily as a result of an increase in average outstanding borrowings (primarily related to the acquisition of new ships). Other expenses, net increased from a loss of $16.0 million in 2006 to a loss of $64.5 million in 2007. The losses were primarily due to foreign currency translation losses of $24.9 million in 2006 compared to foreign currency translation losses of $64.5 million in 2007 primarily due to revaluation of our Euro-denominated debt to U.S. dollars. Also, in 2006 we received $7.3 million in connection with a settlement agreement for claims against the builder of Pride of America for post-delivery costs incurred by us.
Liquidity and capital resources
Net cash provided by operating activities was $165.9 million and $84.9 million for the nine months ended September 30, 2006 and 2007, respectively. The changes in cash provided by operating activities primarily related to the increase in net loss in 2007 and timing differences in cash payments relating to operating assets and liabilities.
Net cash used in investing activities was $208.3 million and $121.3 million for the nine months ended September 30, 2006 and 2007, respectively. Capital expenditures were $255.0 million and $122.1 million for the nine months ended September 30, 2006 and 2007, respectively. The capital expenditures were primarily related to payments for ships under construction for the nine months ended 2006 and 2007 and shoreside capital projects for the same period in 2007. In 2006, restricted cash decreased $46.7 million compared to an increase in restricted cash of $0.7 million in 2007.
Cash provided by financing activities was $57.7 million and $20.7 million for the nine months ended September 30, 2006 and 2007, respectively. Cash provided by financing activities in 2006 was primarily due to net draw downs of $55.4 million on committed loan facilities to fund payments for ships under construction. Cash provided by financing activities in 2007 was primarily due to draw downs and repayments on our revolving credit facilities and payments on other outstanding loans net of $15.0 million.
Capitalized interest decreased from $15.8 million for the nine months ended September 30, 2006 to $14.6 million for the nine months ended September 30, 2007 primarily due to a lower level of investment in ships under construction.
Future capital commitments
In October 2007, we took delivery of Norwegian Gem which has approximately 2,400 berths.
The planned berths and expected delivery dates of our ships under construction and on firm order are as follows:

	Expected	Approximate
Ship	Delivery Date	Berths
F3 One	1st Quarter 2010	4,200
F3 Two	2nd Quarter 2010	4,200
The aggregate cost of the ships under construction and on firm order is approximately $2.3 billion, of which we have paid $0.2 billion, based on the Euro/U.S. dollar exchange rate at

September 30, 2007. The remaining costs of the ships as of September 30, 2007 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.
The option for a third F3 ship was not exercised and it has expired.
We anticipate that capital expenditures will be approximately $0.6 billion, $0.3 billion, $0.2 billion and $1.8 billion for the years ending December 31, 2007, 2008, 2009 and 2010, respectively, and will principally relate to payments for ships under construction.
Other
In August 2007, a private equity group, Apollo Management L.P. (“Apollo”) agreed to make a $1.0 billion cash investment (before transaction costs) for the purchase of newly issued shares which will represent 50% of our common stock. As part of Apollo’s investment in us, Apollo and Star have entered into a Subscription Agreement relating to the purchase of shares by Apollo, a Shareholders Agreement providing for governance rights with respect to us following the consummation of Apollo’s investment and a Reimbursement Agreement relating to our U.S.-flagged Hawaii operations and providing for certain future distributions to Star. The completion of this transaction will constitute a change of control under our outstanding $250.0 million in principal amount, 10 5/8% senior notes and after the transaction closes we expect to make a change of control offer at 101% as required under the indenture governing the senior notes. The transaction, which is subject to the satisfaction of customary conditions, including obtaining consents from our lenders, is expected to close in the fourth quarter of 2007.
In November 2007, Norwegian Crown which was on charter to us, left the fleet and was delivered to its owner.
Orient Lines currently operates Marco Polo, which is chartered from Star Cruises. In the first quarter of 2008, the charter agreement will terminate and we will no longer operate under the Orient Lines’ brand name.
As of September 30, 2007, we had $2.6 billion of long-term debt, of which $159.4 million is due during the next twelve months.
Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.
As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources
As of September 30, 2007, our liquidity was $262.9 million consisting of $47.9 million in cash and cash equivalents and $215.0 million available to draw down under our senior secured revolving credit facilities. According to the terms of our $610.0 million senior secured revolving credit facility, the availability under the facility will increase by $100.0 million to $610.0 million in the event we receive an additional $200.0 million of equity, which we have not received as of September 30, 2007. We also had specific funding available for Norwegian Gem of approximately $0.4 billion, based on the Euro/U.S. dollar exchange rate at September 30, 2007. We have export credit financing for 80% of the contract amount of each of the two F3 ships with anticipated delivery in 2010. These financings cannot exceed approximately $0.9 billion each, based on the Euro/U.S. dollar exchange rate at September 30, 2007.
Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio and restrict our ability to pay dividends. We were in compliance with all covenants as of September 30, 2007. Our ships and substantially all other property are pledged as collateral for our debt.
We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with debt covenants under our debt agreements over the next twelve-month period. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2007	NCL Corporation Ltd. (Registrant)
	By:	/s/ David Colin Sinclair Veitch
David Colin Sinclair Veitch
President and Chief Executive Officer